UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.     )*

Symetra Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87151Q106
(CUSIP Number)

Shinzo Kono
Sumitomo Life Insurance Company
7-18-24 Tsukiji
Chuo-ku, Tokyo 104-8430, Japan
Telephone:  81-3-5550-1100

with a copy to:

Gary I. Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87151Q106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sumitomo Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
(0)

	8	SHARED VOTING POWER
40,611,258(1)

	9	SOLE DISPOSITIVE POWER
(0)

	10	SHARED DISPOSITIVE POWER
40,611,258(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,611,258(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.0%(1)

14	TYPE OF REPORTING PERSON
IC

1            Beneficial ownership of the above referenced shares is being reported hereunder solely because the Reporting Person entered into separate voting agreements (the “Voting Agreements”) with each of White Mountains Insurance Group, Ltd. (“White Mountains”) and Berkshire Hathaway Inc. (“Berkshire” and, together with White Mountains, the “Stockholders”).  Based on representations given by the Stockholders, the number of shares reported above assumes that, as of August 11, 2015, White Mountains beneficially owned 20,562,379, and Berkshire beneficially owned 20,048,879, shares of common stock, par value $0.01 per share (the “Common Stock”), of Symetra Financial Corporation (the “Issuer”).  Based on representations given by the Issuer, the ownership percentage assumes that there were 116,134,057 shares of Common Stock issued and outstanding as of August 7, 2015.  As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 40,611,258 shares of Common Stock, representing approximately 35.0% of the Common Stock outstanding as of August 7, 2015.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Symetra Financial Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at Suite 1200, 777 108th Avenue NE, Bellevue, WA 98004.

Item 2.	Identity and Background

(a)-(c) and (f).

This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Sumitomo Life Insurance Company, a mutual company (sougo kaisha) organized under the laws of Japan (the “Reporting Person”).

The address of the principal business office of the Reporting Person is 7-18-24 Tsukiji, Chuo-ku, Tokyo 104-8430, Japan.

The Reporting Person is a leading life insurer in Japan with multi-channel, multi-product life insurance businesses.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Annex A attached hereto and are incorporated by reference herein.

(d) and (e).

During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, the Reporting Person and SLIC Financial Corporation, a Delaware corporation and wholly-owned subsidiary of the Reporting Person (“Merger Sub”), the Reporting Person entered into separate voting agreements (the “Voting Agreements”) with each of White Mountains Insurance Group, Ltd. and Berkshire Hathaway Inc. (the “Stockholders”), who, based on representations given by each of them to the Reporting Person, are the beneficial owners of an aggregate of 40,611,258 shares of Common Stock.  The Reporting Person did not pay any consideration to the Stockholders in respect of the Voting Agreements.  The Reporting Person has been informed that the Stockholders entered into the Voting Agreements to induce the Reporting Person to enter into the Merger Agreement.

For a summary of certain provisions of the Merger Agreement and the Voting Agreements, see Item 4 below, which summary is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Merger Agreement

On August 11, 2015, the Issuer entered into the Merger Agreement with the Reporting Person and Merger Sub, providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of the Reporting Person.  At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, will be converted into the right to receive $32.00 in cash, without interest (the “Per Share Merger Consideration”).  As a result of the Merger, the outstanding Common Stock will cease to be listed on The New York Stock Exchange and will be deregistered under the Exchange Act.  The Merger Agreement also provides that the directors of Merger Sub in office immediately prior to the effective time of the Merger will be the initial directors of the surviving company.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit A hereto and incorporated herein by reference.

Voting Agreements

In connection with the Merger Agreement, on August 11, 2015 each of the Stockholders entered into a Voting Agreement with the Reporting Person.  Pursuant to each Voting Agreement, subject to certain exceptions, the Stockholder party to such Voting Agreement agreed to vote or cause to be voted, at the meeting of the stockholders of the Company to be held for the purpose of adopting the Merger Agreement, its shares of Common Stock, together with any additional shares of Common Stock acquired by it after August 11, 2015 (the “Subject Shares”), in favor of adopting the Merger Agreement and other actions reasonably requested by the Issuer and presented to the stockholders of the Issuer with the affirmative recommendation of the Issuer’s board of directors that are necessary and desirable in connection with the adoption of the Merger Agreement by the Issuer’s stockholders and the transactions contemplated by the Merger Agreement (provided that, in each case, the Merger Agreement has not been amended or otherwise modified in a manner materially adverse to such Stockholder).   In addition, each Stockholder granted the Reporting Person an irrevocable proxy to vote such Stockholder’s Subject Shares in the manner contemplated by the Voting Agreement and agreed not to transfer such shares until the date the Issuer’s stockholders have adopted the Merger Agreement.

Each Voting Agreement will terminate upon the earliest of (i) August 11, 2016, (ii) the effective time of the Merger, (iii) the termination of the Merger Agreement in accordance with its terms, (iv) the entry without the prior written consent of the Stockholder party to such Voting Agreement into any amendment or modification to the Merger Agreement that results in a decrease in the Per Share Merger Consideration or a change in the type of consideration payable or otherwise causes a change that is materially adverse to such Stockholder, and (v) the mutual written agreement of such Stockholder and the Reporting Person.

The foregoing description of the Voting Agreements is qualified in its entirety by reference to the full text of such agreements, which are filed as Exhibit B and Exhibit C, respectively, hereto and incorporated herein by reference.

Except as set forth in this Statement, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons named in Annex A attached hereto, has any present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Person and the persons named in Annex A attached hereto with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a) and (b).

Immediately prior to the execution of the Voting Agreements, the Reporting Person did not own any shares of Common Stock.  However, as a result of entering into the Voting Agreements on August 11, 2015, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to 40,611,258 shares of Common Stock, representing approximately 35.0% of the outstanding Common Stock (based on the 116,134,057 shares of Common Stock issued and outstanding as of August 7, 2015, as represented by the Issuer to the Reporting Person in the Merger Agreement).  Items 7 through 11 of the cover page of this Statement and the footnote thereto are incorporated herein by reference.

Except as set forth above, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the persons named in Annex A attached hereto, owns any shares of Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except as set forth in this Statement, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons named in Annex A attached hereto has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)	The Reporting Person does not have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Except as set forth in Item 4 of this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the persons named in Annex A attached hereto and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit A
Agreement and Plan of Merger, dated as of August 11, 2015, by and among Sumitomo Life Insurance Company, SLIC Financial Corporation and Symetra Financial Corporation (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 11, 2015)

Exhibit B
Voting Agreement, dated as of August 11, 2015, by and between Sumitomo Life Insurance Company and White Mountains Insurance Group, Ltd. (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 11, 2015)

Exhibit C
Voting Agreement, dated as of August 11, 2015, by and between Sumitomo Life Insurance Company and Berkshire Hathaway Inc. (filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 11, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 21, 2015
SUMITOMO LIFE INSURANCE COMPANY

	By:	/s/ Shinzo Kono
Name: Shinzo Kono
Title: Managing Executive Officer

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF SUMITOMO LIFE INSURANCE COMPANY

The following table sets forth the name, present principal occupation or employment of each director and executive officer of Sumitomo Life Insurance Company (“Sumitomo”).  Each such person is a citizen of Japan.  Directors of Sumitomo who are also executive officers of Sumitomo are indicated by an asterisk.  Except as indicated below, the principal business address of each person listed below is c/o Sumitomo Life Insurance Company, 7-18-24 Tsukiji, Chuo-ku, Tokyo 104-8430, Japan.

DIRECTORS OF SUMITOMO

Name	Present Occupation
Yoshio Sato*	Chairman of the Board of Directors of Sumitomo; and Representative Executive Officer of Sumitomo
Masahiro Hashimoto*	Director of Sumitomo; and President & Chief Executive Officer (Representative Executive Officer) of Sumitomo
Hiroshi Yamaguchi	Director of Sumitomo
Yukio Noro*	Director of Sumitomo; and Senior Managing Executive Officer (Representative Executive Officer) of Sumitomo
Masaya Honjo*	Director of Sumitomo; and Senior Managing Executive Officer (Representative Executive Officer) of Sumitomo
Tohru Motobayashi	Outside Director of Sumitomo; and Partner, Ihara & Motobayashi, 2-5-2 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan
Tsuguoki Fujinuma
Outside Director of Sumitomo; Outside Corporate Auditor of Sumitomo Corporation; Director (Outside Director) of Nomura Holdings, Inc.; Director (Outside Director) of Nomura Securities Co., Ltd.; Corporate Auditor of Takeda Pharmaceutical Company Limited; Auditor of Seven & I Holdings Co., Ltd.; and Adviser of The Japanese Institute of Certified Public Accountants as former President, 4-4-1 Kudan-Minami, Chiyoda-ku, Tokyo 102-8264, Japan

Masami Ohinata	Outside Director of Sumitomo; Representative Director of Ai-Port Station; and Professor, Graduate School of Peace Studies, Keisen University, 2-10-1 Minamino, Tama-shi, Tokyo 206-8586, Japan
Takehiko Sugiyama
Outside Director of Sumitomo; Director of Airport Facilities Co., Ltd.; and Vice Chairman, Institution for Transport Policy Studies, and President, Institute for Transport Policy Studies, 3-18-19 Toranomon, Minato-ku, Tokyo 105-0001, Japan

Toru Yamashita
Outside Director of Sumitomo; Managing Director (Outside Director) of Mitsui Fudosan Co., Ltd.; Outside Director of Eisai Co., Ltd.; and Chief Corporate Adviser, NTT DATA Corporation, 3-3-3 Toyosu, Koto-ku, Tokyo 135-6033, Japan

Kimitoshi Yabuki
Outside Director of Sumitomo; Outside Audit & Supervisory Board Member of Ricoh Company, Ltd.; Professor, Hitotsubashi University, Graduate School of International Corporate Strategy; and Managing Partner, Yabuki Law Offices, 1-3-4 Atago, Minato-ku, Tokyo 105-0002, Japan

EXECUTIVE OFFICERS OF SUMITOMO

Name	Present Occupation
Hidenori Shinohara	Senior Managing Executive Officer of Sumitomo
Masato Inui	Managing Executive Officer of Sumitomo
Ryo Oshita	Managing Executive Officer of Sumitomo
Hiroshi Fujii	Managing Executive Officer of Sumitomo
Masayuki Aoto	Managing Executive Officer of Sumitomo
Hisato Kogawa	Managing Executive Officer of Sumitomo
Toshimatsu Araki	Managing Executive Officer of Sumitomo
Masahito Fujito	Managing Executive Officer of Sumitomo
Shinzo Kono	Managing Executive Officer of Sumitomo
Hideharu Matsumoto	Managing Executive Officer of Sumitomo
Nobuyuki Yagi	Senior Executive Officer; General Manager, Internal Audit Planning Dept. of Sumitomo
Hideyuki Sumi	Senior Executive Officer; General Manager, Actuarial & Budgeting Dept. of Sumitomo
Katsunobu Fujiyama	Senior Executive Officer; General Manager, Corporate Marketing Dept. of Sumitomo
Kenichi Nagataki	Senior Executive Officer; General Manager, Corporate Relations Dept.-I of Sumitomo
Toshiki Nakamura	Executive Officer; General Manager, Chubu-Area Corporate Relations Dept. of Sumitomo
Hidetoshi Sasaki	Executive Officer; Senior General Manager, Osaka-Area Operations Bureau of Sumitomo
Masashi Sakai	Executive Officer; Senior General Manager, Central-Tokyo-Area Operations Bureau of Sumitomo
Kazunori Suguru	Executive Officer; General Manager, Corporate Relations Dept. of Sumitomo
Hiroshi Yonebayashi	Executive Officer; General Manager, Financial Institutions Relations Dept. of Sumitomo
Hiroaki Morikawa	Executive Officer; General Manager, Kyoto Branch Office of Sumitomo
Noboru Aoyama	Executive Officer; Senior General Manager, Kanagawa-Chiba-Area Operations Bureau of Sumitomo
Hirokazu Kitagoshi	Executive Officer; General Manager, Marketing Promotion Dept.
Katsunori Hirai	Executive Officer; General Manager, Sales Personnel Dept. of Sumitomo
Keiko Matsumoto	Executive Officer; General Manager, Underwriting & Selection Dept. of Sumitomo